Mark Y. Liu

Akerman LLP

601 West Fifth Street

Suite 300

Los Angeles, CA 90071

D: 213 533 5933

T: 213 688 9500

F: 213 627 6342

DirF: 213 599 2662

January 6, 2021	mark.liu@akerman.com

VIA EDGAR AND HAND DELIVERY

Edward M. Kelly

Senior Counsel

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Karat Packaging Inc. Amendment No. 1 to the Draft Registration Statement on Form S-1 Submitted December 21, 2020 CIK 0001758021

Dear Mr. Kelly:

On behalf of Karat Packaging Inc. (the "Company"), we hereby respond to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 30, 2020, regarding Amendment No. 1 to the Company's Draft Registration Statement on Form S-1 submitted on December 21, 2020. Please note that we are simultaneously submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis (“Amendment No. 2”), which incorporates revisions to address the Staff’s comments and to update other disclosures.

Please note for your convenience, we have recited the Staff's comments in boldface type and provided the Company's response to the comment immediately thereafter. The page references in our responses are to the pages in the marked version of Amendment No. 2.

Summary Selected Consolidated Financial and Operating Data, page 13

1.	We note your revisions made in response to prior comment 3 and the added disclosure of footnote (1) to the table. Please revise disclosure in the second sentence of footnote (1) to provide pro forma effect only for the nine months ended September 30, 2020 and for the year ended December 31, 2019. The other referenced periods should not be given pro forma effect. In this regard, the pro forma earnings per share data in the table on page 13 should be provided only for the nine months ended September 30, 2020 and for the year ended December 31, 2019. Please also disclose in the table on page 13 the pro forma weighted average shares outstanding used in the computation. This comment also applies to "Selected Consolidated Financial and Operating Data" on page 39.

akerman.com

Edward M. Kelly

Senior Counsel

Office of Manufacturing and Construction

January 6, 2021

In response to the Staff's comment, we have revised footnote (1) of the Summary Selected Consolidated Financial and Operating Data table as well as the Selected Consolidated Financial and Operating Data table on pages 13-14 and 39-40 of Amendment No. 2 respectively to delete references to the nine months ended September 30, 2019 and the year ended December 31, 2018.

In addition, we have added the pro forma weighted average shares outstanding that we used in the computation of the pro forma earnings per share data in both tables referenced above.

Capitalization, page 37

2.	We note your revisions made in response to prior comment 5. Please include a subtotal underlined amount for the aggregate total of the long term debt and line of credit along with underlines for the non-controlling interest and total stockholders' equity line items and a double underline for total capitalization.

In response to the Staff's comment, we have revised the Capitalization table on page 37 of Amendment No. 2 to include a subtotal underlined amount for the aggregate of total long term debt and line of credit, as well as underlines for each of the non-controlling interest and total stockholders' equity line items as well as a double underline for total capitalization.

* * * * * * * * * * * * *

Edward M. Kelly

Senior Counsel

Office of Manufacturing and Construction

January 6, 2021

If you have any questions, please call me at 213-533-5933.

Sincerely,

AKERMAN LLP

/s/ Mark Y. Liu

For the Firm

cc:          Beverly A. Singleton, Staff Accountant

United States Securities and Exchange Commission

Martin James, Senior Advisor

United States Securities and Exchange Commission

Alan Yu, Chairman, President and Chief Executive Officer

Karat Packaging Inc.

Christina C. Russo, Esq.

Akerman LLP

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP